W6316 Design Drive
Greenville, WI 54942
P.O. Box 1579
Appleton, WI 54912-1579
Phone: 888-388-3224
Fax: 888-388-6344
www.schoolspecialty.com

Science

Reading & Literacy

Life Skills

Physical Education
& Health

Special Learning
Needs

Arts Education

Early Childhood

Media

Furniture
& Equipment

School Supplies

School Smart™

April 3, 2007

Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: ***School Specialty, Inc.***
   Form 10-K fiscal year end April 29, 2006
   Filed July 12, 2006
   File No. 000-24385

Dear Mr. Moran:

School Specialty, Inc. ("the Company") has received the Securities and Exchange Commission ("SEC") comments dated March 20, 2007 regarding the Company's Form 10-K dated April 29, 2006. The Company intends to provide a complete and thorough response to the SEC's questions.

The Company intends to provide a response on or before April 10, 2007. This letter confirms the Company's phone call on April 2, 2007 to Scott Stringer, SEC Staff Accountant, whereby the Company notified the SEC of its intent to file on or before April 10, 2007.

Sincerely,

David Vander Zanden
CEO

cc: James Stuart, Deloitte & Touche, LLP
    Dennis Connolly, Godfrey & Kahn, S.C.